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RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Growth Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 120
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerry Fitterer 952-541-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/17/06

OATH OR AFFIRMATION

I, James R. Jundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Growth Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TROY DONALD BOCKSELL
Notary Public
Minnesota
My Commission Expires January 31, 2009

Notary Public

Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

U.S. GROWTH INVESTMENTS, INC.

Financial Statements
with Supplementary Schedule

December 31, 2005

(With Independent Auditors' Report Thereon)

(Confidential under Rule 17a-5(e)(3))

U.S. GROWTH INVESTMENTS, INC.

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

We have audited the accompanying statement of financial condition of U.S. Growth Investments, Inc. (the Company) as of December 31, 2005, and the related statements of operations, stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Growth Investments, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

U.S. GROWTH INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	881,146
Deferred sales commissions		82,854
Other prepaids		28,999
Distribution fees receivable		24,480
Commissions receivable		2,923
Prepaid commissions expense		1,726
Total assets	$	1,022,128
Liabilities and Stockholder's Equity (Deficit)		
Liabilities:		
Commission and distribution fees payable	$	10,692
Other accrued expenses		20,684
		31,376
Subordinated loans (note 4)		2,485,000
Stockholder's equity (deficit) (note 5):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares		100
Additional paid-in capital		749,900
Accumulated deficit		(2,244,248)
Total stockholder's equity (deficit)		(1,494,248)
Total liabilities and stockholder's equity (deficit)	$	1,022,128

See accompanying notes to financial statements.

U.S. GROWTH INVESTMENTS, INC.

Statement of Operations

Year ended December 31, 2005

Revenues:		
Distribution fee income (note 2)	$	368,007
Commissions (notes 1 and 2)		53,708
Interest income		19,730
Total revenues		441,445
Expenses (note 2):		
Commission and distribution fees (note 1)		428,768
Interest (note 4)		183,974
Entertainment		38,010
Professional services		31,823
License and registration fees		22,116
Insurance		19,333
Front-end sales charge reimbursement (note 7)		7,717
Printing		5,410
Advertising		1,245
Other		470
Total expenses		738,866
Net loss	$	(297,421)

See accompanying notes to financial statements.

U.S. GROWTH INVESTMENTS, INC.

Statement of Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2004	$	100	749,900	(1,946,827)	(1,196,827)
Net loss		—	—	(297,421)	(297,421)
Balance at December 31, 2005	$	100	749,900	(2,244,248)	(1,494,248)

See accompanying notes to financial statements.

U.S. GROWTH INVESTMENTS, INC.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2005

Balance at December 31, 2004	$	2,485,000
Payments of subordinated notes		—
Proceeds from issuance of subordinated notes		—
Balance at December 31, 2005	$	2,485,000

See accompanying notes to financial statements.

U.S. GROWTH INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows provided by (used in) operating activities:		
Net loss	$	(297,421)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization of deferred sales commissions		78,138
Change in operating assets and liabilities:		
Decrease in commissions receivable		19,139
Decrease in distribution fees receivable		21,346
Decrease in prepaid commissions expense		11,960
Decrease in due from Jundt Associates, Inc.		41,903
Decrease in other prepaids		5,238
Decrease in deferred sales commissions		198,463
Decrease in commission and distribution fees payable		(11,891)
Increase in other accrued expenses		884
Net cash provided by operating activities		67,759
Increase in cash and cash equivalents		67,759
Cash and cash equivalents at beginning of year		813,387
Cash and cash equivalents at end of year	$	881,146
Supplemental information:		
Cash paid for interest	$	183,974

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

U.S. Growth Investments, Inc. (the Company) was incorporated in the state of Minnesota on April 28, 1995 and is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is wholly owned by James R. Jundt, the Chairman and Chief Executive Officer of Jundt Associates, Inc. (Jundt Associates), an affiliated investment adviser. The Company is the underwriter and distributor of the Jundt mutual funds (the Funds). Jundt Associates provides the Company with personnel and operational and administrative support. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of Jundt Associates.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Sales Charges

Commission revenue from the sale of Fund shares subject to a front-end sales charge (FESC) is recorded at the time of sale.

Commission expense is paid to broker/dealers by the Company for the sale of certain Fund shares sold without a FESC. These amounts are amortized over five to six years, depending on the date of sale, as commissions expense. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees and contingent deferred sales charges (CDSCs). CDSCs received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded as commission revenue. Included in commission expense is $78,138 of amortization related to deferred sales commissions.

(d) Statement of Cash Flows

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(2) Related-party Transactions

The Company receives underwriting commissions from the sales of shares of the Funds. The Company also receives distribution fees equal to a percentage of average daily net assets from the Funds, pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940. For the year ended December 31, 2005, the Company received underwriting commissions and distribution fees of $421,715.

Jundt Associates provides the Company with personnel and operational and administrative support.

(Continued)

(3) Income Taxes

The Company has elected to be taxed as an S corporation and, as such, is not subject to federal or state income taxes. The Company's taxable income is included in the individual income tax return of the stockholder.

(4) Subordinated Loans

The total borrowings under subordination agreements entered into with the sole owner of the Company, James R. Jundt, are $2,485,000 at December 31, 2005. At December 31, 2005, these borrowings consist of three subordinated notes in the amounts of $1,000,000, $500,000, and $985,000, with interest rates of 7.50%, 7.00%, and 7.51%, respectively. Principal amounts are due on March 31, 2007 (interest accrued and paid for monthly), September 30, 2007 (interest accrued and paid for monthly), and February 1, 2008 (interest accrued and paid for monthly), respectively. These maturity dates reflect the maturity extensions executed during the current year. No changes to the rates or principal amounts were made as part of this amendment.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. As of December 31, 2005, the Company had accrued interest payable of $0 related to the subordinated borrowings.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2005, the Company had net capital of $837,873, which is $832,873 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.04 to 1.

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Front-end Sales Charge Reimbursement

During the year ended December 31, 2005, Jundt Associates closed two Jundt mutual funds. Upon closing of the funds, the Company reimbursed current shareholders of the funds for any front-end sales charges paid at the time of purchase. The amount reimbursed by the Company to shareholders of the two closed Jundt mutual funds for the year ended December 31, 2005 was $7,717. In addition, no CDSC fees were collected on Class B and Class C shares redeemed upon the closing of the funds.

U.S. GROWTH INVESTMENTS, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934 as of December 31, 2005

Stockholder's equity (deficit)	$	(1,494,248)
Subordinated loans		2,485,000
Deductions – nonallowable assets:		
Distribution fees receivable		24,480
Deferred sales commissions		82,854
Prepaid commissions expense		1,726
Other prepaids		28,999
Net capital before haircuts		852,693
Haircuts		14,820
Net capital		837,873
Minimum capital required to be maintained (the greater of $5,000 or 6-2/3% of aggregated indebtedness of $31,376)		5,000
Net capital in excess of requirement	$	832,873
Ratio of aggregate indebtedness to net capital		3.74%

There are no material differences in the computations of net capital or aggregate indebtedness between the amounts to be included in part II of Form X-17a-5, which was amended on February 22, 2006, and the above audited computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of U.S. Growth Investments, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors and Shareholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006